BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site: www.bmcind.com

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

BMC INDUSTRIES ANNOUNCES MOVE OF ELECTROFORMING BUSINESS

Sept. 23, 2002 - Minneapolis, Minnesota, USA - BMC Industries, Inc. (NYSE: BMM) announced today that its Buckbee-Mears group will move its electroforming operations from the current location in St. Paul, Minnesota to its facility in Cortland, New York.  Preparations and facility modifications will begin immediately, with the goal of complete operability in the Cortland facility by January 31, 2003.  The move of electroforming operations to Cortland is part of BMC's overall restructuring initiatives, announced in late 2001, intended to consolidate operations and reduce costs.

"This move represents yet another step in our restructuring efforts designed to reduce fixed overhead costs related to the leased facility in St. Paul, and to integrate our most strategic capabilities toward the growth of our non-mask segments," said Gary Nelson, president of the Buckbee-Mears group.

Nelson continued, "We are excited about the opportunities this move will provide leveraging our ability to produce extremely small-features and tight tolerances. With features on our mesh as small as 2,000 lines per inch, our product is sought out by many industries, including medical, filtration and defense. Electroforming also complements our world-class etching capabilities and opens a variety of new product avenues for our non-mask businesses."

On a related note, BMC also announced today that it has reached a preliminary agreement with the Environmental Protection Agency relating to the Resource Conservation Recovery Act.  The settlement relates primarily to past housekeeping practices at BMC's St. Paul facility.  Under the settlement agreement, BMC will make four payments of approximately $60,000 each over the next two years.  "The Company is pleased that this matter has been concluded and will continue its commitment to sound environmental practices," commented Douglas C. Hepper, chairman, president and chief executive officer of BMC Industries.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.  The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease Lens trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM."  For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.

Certain statements in this news release may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in future periods to differ materially from what is currently anticipated.  Those risks and uncertainties are detailed in the company's Annual Report and 10K to shareholders dated December 31, 2001 and from time to time in the company's filings with the Securities and Exchange Commission.